SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

GMX Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38011M108
(CUSIP Number)

October 22, 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

(Page 1 of 8 Pages)

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*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be
deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes)

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centennial Energy Partners, L.P. 13-3793743		
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) [ ] (b) [X]	
(3)	SEC USE ONLY		
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF	(5)	SOLE VOTING POWER	-0-
SHARES			
BENEFICIALLY	(6)	SHARED VOTING POWER	1,945,436
OWNED BY			
EACH	(7)	SOLE DISPOSITIVE POWER	-0-
REPORTING			
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	1,945,436

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,945,436	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%	
(12)	TYPE OF REPORTING PERSON ** PN	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Centennial Energy Partners, L.L.C. 13-3961810			
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ** (a) [ ] (b) [X]			
(3)	SEC USE ONLY			
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware			

NUMBER OF	(5)	SOLE VOTING POWER -0-
SHARES		
BENEFICIALLY	(6)	SHARED VOTING POWER 2,601,071
OWNED BY		
EACH	(7)	SOLE DISPOSITIVE POWER -0-
REPORTING		
PERSON WITH	(8)	SHARED DISPOSITIVE POWER 2,601,071

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,601,071	
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.06%	
(12)	TYPE OF REPORTING PERSON ** OO	

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter K. Seldin

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) [ ] (b) [X]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	(5)	SOLE VOTING POWER	0
SHARES			
BENEFICIALLY	(6)	SHARED VOTING POWER	2,601,071
OWNED BY			
EACH	(7)	SOLE DISPOSITIVE POWER	0
REPORTING			
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	2,601,071

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,601,071

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.06%

(12)	TYPE OF REPORTING PERSON ** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

The name of the issuer is GMX Resources Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at One Benham Place,
9400 North Broadway, Suite 600, Oklahoma City, Oklahoma   73114.

Item 2(a).   Name of Person Filing:

This statement is filed by:
(i)   Centennial Energy Partners, L.P.("Centennial") a Delaware limited
partnership with respect to the shares of Common Stock directly owned by it;
(ii)   Centennial Energy Partners, L.L.C., (Energy) a limited liability company
organized under the laws of the State of Delaware, with respect to the shares
of Common Stock directly owned by Centennial Energy Partners, L.P. and other
private investment vehicles (collectively "the Partnerships") to which
Centennial Energy Partners, L.L.C. serves as general partner;
(iii) Peter K. Seldin, with respect to the shares of Common Stock owned by
the entity named in (ii).

Energy and Mr. Seldin do not own any shares of Common Stock directly. The
foregoing persons are hereinafter sometimes collectively referred to as
the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons is
      575 Lexington Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).   Citizenship:

Centennial is a limited partnership organized under the laws of the
State of Delaware.
Energy is a limited liability company organized under the laws of the
State of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d).   Title of Class of Securities:

    Common Shares (the "Common Stock")

Item 2(e). CUSIP Number: 38011M108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a) [ ]   Broker or dealer registered under Section 15 of the Act,

    (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

    (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
               the Act,

    (d) [ ]   Investment Company registered under Section 8 of the
               Investment Company Act of 1940,

    (e) [ ]   Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940,

    (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with
               13d-1 (b)(1)(ii)(F),

    (g) [ ]   Parent Holding Company or control person in accordance
               with Rule 13d-1 (b)(ii)(G),

    (h) [ ]   Savings Associations as defined in Section 3(b) of the
               Federal Deposit Insurance Act,

    (i) [ ]   Church Plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the
               Investment Company Act of 1940,

    (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.   Ownership.

A. Centennial Energy Partners, L.P.
                 (a) Amount beneficially owned: 1,945,436
                 b) Percent of class: 6.03% The percentages used herein and in
                    the rest of Item 4 are calculated based upon 32,256,291
                    shares of Common Stock outstanding after giving effect to the
                    Common Stock Offering as reported in the Company's Prospectus
                    Supplement dated October 22, 2009 adjusted for the exercise of
                    the overallotment option by the underwriter pursuant to the
                    terms of the Offering.
              (c)(i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 1,945,436
             (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 1,945,436

B. Centennial Energy Partners, L.L.C.
                 (a) Amount beneficially owned: 2,601,071
                 (b) Percent of class: 8.06%
              (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 2,601,071
             (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 2,601,071

C. Peter K. Seldin
                 (a) Amount beneficially owned: 2,601,071
                 (b) Percent of class: 8.06%
              (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 2,601,071
             (iii) Sole power to dispose or direct the disposition: -0-
             (iv) Shared power to dispose or direct the disposition: 2,601,071

Item 5.   Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

    Energy, the general partner of the Partnerships has the power
to dispose of and the power to vote the shares of Common Stock
beneficially owned by each of the partnerships. Peter K. Seldin is
the Managing Member of Energy, and accordingly, has the power
to vote and dispose of the Common Stock beneficially held by Energy.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8.   Identification and Classification of Members of the Group.

   Not applicable.

Item 9.   Notice of Dissolution of Group.

   Not applicable.

Item 10. Certification.

   Each of the Reporting Persons hereby makes the following certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 27, 2009

Centennial Energy Partners, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
      Managing Member

By: /s/ Peter K. Seldin
      Peter K. Seldin

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13G dated October 27, 2009 relating to the Common Stock of GMX Resources Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
    Managing Member

By: /s/ Peter K. Seldin
    Peter K. Seldin